July 2, 2010

Heng W. Chen
Chief Financial Officer
Cathay General Bancorp
777 North Broadway
Los Angeles, California 90012

Re: Cathay General Bancorp
    Form 10-K for December 31, 2009
    File Number 0-18630

Dear Mr. Chen:

      We have completed our review of the above referenced filing and have no further comments.

      Sincerely,

      Christian Windsor
      Special Counsel